FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

Press Release

17 November 2015

The Bank announced on 12 November 2015 the commencement of the book-building process outside of Greece to eligible institutional and other investors by way of a private placement (the “Offering”) targeting an amount of €1,600 million.  The Bank subsequently announced on 16 November 2015 that following the acceptance by the Single Supervisory Mechanism of the European Central Bank of all capital actions in the Bank’s proposed capital plan, submitted on 6 November 2015, and the positive impact stemming from the Bank’s third quarter results, the capital needs under both the baseline and the adverse scenarios were reduced by €120 million. Consequently, the amount that the Bank needs to raise has been reduced to €1,456 million and €4,482 million, for the baseline and the adverse scenario, respectively.

The Extraordinary General Meeting of shareholders held today (the “EGM”) approved the Bank’s share capital increase. The Offering, the Greek Public Offering and the other capital actions forming part of the Bank’s capital plan were approved by the EGM. Consequently, the EGM has authorized the Board of Directors of the Bank to undertake all necessary actions to implement the share capital increase, including setting the price per New Share (as defined below).  The Greek Public Offer is subject to relevant regulatory approvals.

As a result of the foregoing, the Offering, as approved by the EGM, which forms part of a share capital increase through a non pre-emptive issue of new ordinary shares (the “New Shares”), is now targeting offer proceeds of €1,456 million, subject to possible upsizing in the event of strong demand. In addition, assuming the target of €1,456 million is achieved, up to €146 million in New Shares sold in the Offering may be allocated by the Bank to the Greek Public Offer, as approved by the EGM for sale at the same per share price as in the Offering. If the final size of the Offering is less than €1,456 million, New Shares will be allocated to the Greek Public Offer up to a maximum amount of €300 million and up to the point that the aggregate demand for the Offering and the Greek Public Offer equals €1,456 million, subject to a minimum size of €456 million in all cases.

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The securities to which this release relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration under the Securities Act or pursuant to an exemption from such registration.

Forward-Looking Statements

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 17th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 17th, 2015

Director, Financial Division